EXHIBIT 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
Net loss	$(36,280)	$(51,929)	$(80,273)	$(49,903)	$(130,031)	$(93,364)	$(208,761)
Add: fixed charges	711	729	6,467	12,335	10,706	7,582	9,284

Earnings as defined	$(35,569)	$(51,200)	$(73,806)	$(37,568)	$(119,325)	$(85,782)	(199,477)

Fixed charges:
Interest expensed and capitalized	$502	$544	$5,988	$11,240	$9,326	$6,567	$8,148
Estimated interest component of rent	209	185	479	1,095	1,380	1,015	1,136

Total fixed charges	$711	$729	$6,467	$12,335	$10,706	$7,582	$9,284

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss for the period.